NORTHERN LIGHTS FUND TRUST IV

OPERATING EXPENSES LIMITATION AND SECURITY AGREEMENT

KINGSVIEW WEALTH MANAGEMENT, LLC

THIS OPERATING EXPENSES LIMITATION AND SECURITY AGREEMENT (the

“Agreement”) is made as of the April 18, 2024, by and between NORTHERN LIGHTS FUND TRUST IV, a Delaware statutory trust (the “Trust”), on behalf of each of the series set forth in Appendix A (each a “Fund” collectively the “Funds”), and the advisor of the Fund, KINGSVIEW WEALTH MANAGEMENT, LLC.

RECITALS:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 21st day of January, 2021 (the “Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits; and

WHEREAS, as a condition to the continuation of its contractual relationship with the Advisor, the Trust has required that Advisor grant to the Trust a continuing security interest in a designated account of the Advisor established with Ultimus Fund Solutions, LLC, Administrator to the Fund, or its successor and assigns (the “Securities Intermediary”), for so long as the Fund’s assets remain below $30 million;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.   Limit on Operating Expenses. The Advisor hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets for the month, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a “Fund Reimbursement Payment”).

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2.   Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds are defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-l fees and other expenses described in the Advisory Agreement, but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)).

3.   Reimbursement of Fees and Expenses. The Advisor retains its right to receive in future years on a rolling three year basis, reimbursement of any Fund Reimbursement Payments paid by the Advisor pursuant to this Agreement, if such reimbursement can be achieved within the lesser of the Annual Limit in place at the time of waiver or those in place at the time of recapture.

4.	Collateral Account and Security Interest. At any time when the Fund’s assets are below

$30 million, the Advisor, for value received, hereby pledges, assigns, sets over and grants to the Trust a continuing security interest in an account to be established and maintained by the Advisor with the Securities Intermediary and designated as a collateral account (the “Collateral Account”), including any replacement account established with any successor, together with all dividends, interest, stock-splits, distributions, profits and all cash and non-cash proceeds thereof and any and all other rights as may now or hereafter derive or accrue therefrom (collectively, the “Collateral”) to secure the payment of any required Fund Reimbursement Payment or Liquidation Expenses (as defined in Paragraph 5 of this Agreement). For so long as this Agreement is in effect, any transfers or conveyances of Collateral to any party shall require the approval of the Board of Trustees of the Trust (the “Board”), except as specified in Section 7(a)(ii) of this Agreement, below. In addition, the Trust will not issue entitlement orders, redeem or otherwise take any action with respect to the Collateral or Collateral Account unless a Collateral Event (defined below under Section 5 of this Agreement) has occurred or is continuing.

5.    Collateral Event. In the event that either (a) the Advisor does not make a Fund Reimbursement Payment due in connection with a particular calendar month by the tenth day of the following calendar month or (b) the Board enacts a resolution calling for the liquidation of the Fund (either (a) or (b), a “Collateral Event”), then, in either event, the Board shall have absolute discretion to redeem any shares or other Collateral held in the Collateral Account and utilize the proceeds from such redemptions or such other Collateral to make any required Fund Reimbursement Payment, or to cover any costs or expenses which will be required in connection with the liquidation of the Fund (the “Liquidation Expenses”). Such Liquidation Expenses will be reviewed and agreed to by both the Advisor and the Board in writing prior to the Board utilizing the proceeds from the Collateral Account to satisfy any such Liquidation Expenses. Pursuant to the terms of Paragraph 6 of this Agreement, upon authorization from the

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Board, but subject to the provisions of the Control Agreement, no further instructions shall be required from the Advisor for the Securities Intermediary to transfer any Collateral from the account in the Collateral Account to the Fund. The Advisor acknowledges that in the event the Collateral available in the Collateral Account is insufficient to cover the full cost of any Fund Reimbursement Payment or Liquidation Expenses, the Fund may retain the right to receive from the Advisor any costs in excess of the value of the Collateral.

6.  Control Agreement; Appointment of Attorney-in-Fact. The Advisor agrees to execute and deliver to the Board, in form and substance satisfactory to the Board, a Control Agreement by, between and among the Trust, the Advisor and the Securities Intermediary (the “Control Agreement”) pursuant to and consistent with Section 8-106(c) of the New York Uniform Commercial Code, which shall terminate when the Collateral Account is no longer required under this Agreement. Without limiting the foregoing, for so long as the Collateral Account is required under the Agreement, the Advisor hereby irrevocably constitutes and appoints the Trust, through any officer thereof, with full power of substitution, as Advisor's true and lawful Attorney-in-Fact, with full irrevocable power and authority in place and stead of the Advisor and in the name of the Advisor or in the Trust's own name, from time to time, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate actions and to execute and deliver any and all documents and instruments which the Board deems necessary to accomplish the purpose of this Agreement, which power of attorney is coupled with an interest and shall be irrevocable. Without limiting the generality of the foregoing, the Trust shall have the right and power following any Collateral Event to receive, endorse and collect all checks and other orders for the payment of money made payable to the Advisor representing any interest payment, dividend, or other distribution payable in respect of or to the Collateral, or any part thereof, and to give full discharge for the same. So long as a Collateral Event has occurred and is continuing, the Board, in its discretion, may direct the Advisor or Advisor's agent to transfer the Collateral in certificated or uncertificated form into the name and account of the Trust or its designee.

7.   Covenants. So long as this Agreement shall remain in effect, the Advisor represents and covenants as follows:

(a)	No later than 120 days after the Fund becomes operational, the Advisor shall invest at least $30,000 (the “Collateral Amount”) in the Collateral Account, unless the Fund’s assets have reached $30 million by that time (in which case no Collateral Account is required until the Fund’s assets fall below $30 million for more than 30 days). If a Collateral Account is established: (i) the Advisor will maintain at least $30,000 in said account, such that additional amounts will be deposited by the Advisor where Fund outflows or negative performance reduce the Collateral Account below $30,000 for a period of more than thirty days; (ii) when the Fund’s combined assets reach $30 million or more in net assets, the Advisor may withdraw all assets from said account, less the minimum amount required to maintain the account open; and (iii) the Advisor hereby agrees to deposit and maintain $30,000 in the Collateral Account within 30 days of
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Fund’s assets falling below $30 million, where assets have not risen above $30 million at the end of that 30-day period. If a Collateral Account is established, the Collateral Account may be closed completely upon Fund assets reaching $100 million.

(b)	To the fullest extent permitted by law, the Advisor agrees not to challenge any action taken by the Board or the Trust in executing the terms of this Agreement; provided that the action does not constitute willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of the Board under this Agreement, the Advisory Agreement, or to the Fund’s shareholders.

(c)	The Trust will not issue entitlement orders, redeem or otherwise take any action with respect to the Collateral or Collateral Account unless a Collateral Event (defined above under Section 5 of this Agreement) has occurred or is continuing.

8.   Term. This Agreement shall become effective for each Fund listed on Appendix A, unless sooner terminated as provided in Paragraph 9 of this Agreement, beginning with the effective date and for the minimum duration as described on Appendix A with respect to each Fund and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

9.   Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board. This Agreement and the Control Agreement will automatically terminate, with respect to the Fund listed in Appendix A if the Advisory Agreement for the Fund is terminated and the Fund continues to operate under the management of a new investment adviser, with such termination effective upon the effective date of the Advisory Agreement’s termination for the Fund.

10.  Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

11.   Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

12.  Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTHERN LIGHTS FUND TRUST IV KINGSVIEW WEALTH MANAGEMENT

LLC

on behalf of the Funds listed in Appendix A

By: /s/ Wendy Wang By: /s/ Sean McGillivray

Name: Wendy Wang Name: Sean McGillivray

Title: President Title: CEO

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Appendix A

Fund	Operating Expense Limit	Effective Date	Minimum Duration
Monarch Ambassador Income ETF	1.25%	April 18, 2024	June 30, 2025
Monarch Blue Chips Core ETF	1.25%	April 18, 2024	June 30, 2025
Monarch ProCap ETF	1.25%	April 18, 2024	June 30, 2025
Monarch Volume Factor Global Unconstrained ETF	1.25%	April 18, 2024	June 30, 2025
Monarch Volume Factor Dividend Tree ETF	1.25%	April 18, 2024	June 30, 2025
Monarch Select Subsector ETF	1.25%	April 18, 2024	June 30, 2025
Monarch Dividend Plus ETF	1.25%	April 18, 2024	June 30, 2025

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